
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 15, 2013

Via Email
Jay Biskupski
Chief Financial Officer
Peregrine Semiconductor Corporation
9380 Carroll Park Drive
San Diego, California 92121

      Re: Peregrine Semiconductor Corporation
              Form 10-K for the Fiscal Year Ended December 29, 2012
              Filed February 19, 2013
              File No. 001-35623

Dear Mr. Biskupski:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Kevin L. Vaughn

                  Kevin L. Vaughn
                  Accounting Branch Chief